

Mail Stop 7010

January 30, 2009

Mr. Anthony K. Slater
Pike Electric Corporation
100 Pike Way
PO Box 868
Mount Airy, NC 27030

> **RE:** **Pike Electric Corporation**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 5, 2008**
> **File #1-32582**

Dear Mr. Slater:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008
Risk Factors, page 8

1. We note the statement that the risks and uncertainties described are not the only ones facing your company. In future filings, please disclose all known material risks.

Results of Operations, page 22

2. We note that you have identified various factors that contributed to changes in your gross profit. Please revise future filings to quantify the impact of these factors where practicable.

Liquidity and Capital Resources, page 24
Senior Credit Facility, page 26

3. Given the importance of available funding to your business, please revise future annual and quarterly filings to present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet your financial covenants.

Note 2. Summary of Significant Accounting Policies, page 38
General

4. We note your references to third-party specialists. Please tell us the nature and extent of these third parties' involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933.

Note 10. Stock-Based Compensation, page 49

5. With a view towards future disclosure, please tell us when or if you expect to discontinue your use of the "simplified method" to calculate the expected holding periods of your options.

Form 10-Q for the quarterly period ended September 30, 2008
Item 2. Operating and Financial Review and Prospects, page 11

6. Please expand MD&A in future filings to provide a discussion of the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, to affect your sources of liquidity.

Results of Operations, page 12

7. Please revise future filings to include a more specific and comprehensive discussion of the underlying reasons for declines in core services revenue. While we note your disclosure that the increase in your storm restoration work diverted man-hours from your core work, it is not clear if there are additional factors that led to the decrease in core services since we note that in other periods when storm restoration revenues increased core services revenues did not decline. Please explain and quantify the impact of any additional factors where practicable. It appears to us that there is a negative trend in core services revenue since FY 2007 that has not been fully addressed.

8. Please revise future filings to quantify the impact of your acquisition of Shaw Energy Delivery Services, Inc. on your results.

Liquidity and Capital Resources, page 13

9. Please revise future filings to include a more specific and comprehensive discussion regarding changes in your accounts receivable balances. In this regard, please quantify the storm restoration billings that occurred in the last half of the quarter.

Definitive Proxy Statement on Schedule 14A
Compensation Benchmarking, page 14

10. We note that your compensation programs target your executives' total compensation between the 50th and 75th percentile of the peer group. In future filings, please disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Annual Incentive Program, page 15

11. In future filings, please provide specific quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the targets or provide a detailed supplemental analysis supporting your conclusion that disclosure of targets is not required because it would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

Payments and Benefits Upon Termination or Change in Control, page 18

12. In future filings, expand your disclosure of the severance agreements in the Compensation Discussion and Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation. Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.

Certain Relationships and Related Party Transactions, page 32

13. In future filings, please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Please refer to Item 404(b) of Regulation S-K.

* * * *

Mr. Anthony K. Slater
Pike Electric Corporation
January 30, 2009
Page 4

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief